   As filed with the Securities and Exchange Commission on December ___, 1998
                                                         Registration No. -_____
================================================================================


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                ________________



                                   FORM 10/A
                  General Form for Registration of Securities

                      Pursuant to Section 12(b) or (g) of
                      The Securities Exchange Act of 1934

                               ________________



                              EBS Pension, L.L.C.
            (Exact name of registrant as specified in its charter)

                                ________________
      Delaware                                               42-1466520
(State or other jurisdiction of                           (I.R.S. Employer
incorporation or organization)                           Identification No.)
                                ________________



                         Norwest Bank Minnesota, N.A.
            Corporate Trust Services, Customized Fiduciary Services
                              Sixth and Marquette
                       Minneapolis, Minnesota 55479-0069
                                (612) 667-4803
                     Attn:  Lon P. LeClair, Vice President

         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)



       Securities to be registered pursuant to Section 12(b) of the Act:

                                     None



       Securities to be registered pursuant to Section 12(g) of the Act:

                           Class A Membership Units

                          FORWARD-LOOKING STATEMENTS

          This Registration Statement of the Class A Membership Units of EBS Pension, L.L.C. (the "Company") contains forward-looking statements. Forward-looking statements are typically identified by the words "believe," "expect," "anticipate," "intend," "seek," "estimate," "project" and similar expressions. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company's control. Actual results could differ materially from those contemplated by these forward-looking statements as a result of factors including those described below. In light of these risks and uncertainties, there can be no assurance that the results and events contemplated by the forward-looking information contained in this Registration Statement will in fact transpire. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their respective dates.


ITEM 1.  BUSINESS

          Unless otherwise noted, references to the "Company" shall mean EBS Pension, L.L.C., a Delaware limited liability company.


Background

          On September 9, 1997, the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court") entered an order in accordance with section 1129 of the Bankruptcy Code, 11 U.S.C. (S)(S) 101-1330, et seq., (the "Bankruptcy Code") confirming the Amended Joint Plan of Reorganization Under Chapter 11 of the Bankruptcy Code (the "Plan") filed by Edison Brothers Stores, Inc. ("Edison") and its affiliated debtors in possession (collectively with Edison, the "Debtors"). The Plan became effective on September 26, 1997 (the "Effective Date").

          The Company was established pursuant to the Plan and the EBS
Pension, L.L.C. Members Agreement (the "Members Agreement"). Under the Plan, each holder of an Allowed General Unsecured Claim (as defined in the Plan) against Edison was entitled to receive a distribution on account of such claims which distribution included, cash distributions, common stock, New Notes at 11%, Class A Membership Units in EBS Building, L.L.C. and EBS Litigation, L.L.C. and the holder's pro rata share of Class A Membership Units in the Company. The initial distribution date under the Plan occurred on or about December 12, 1997. Accordingly, in late December of 1997, holders of Allowed General Unsecured Claims began receiving membership certificates evidencing their ownership of Class A Membership Units in the Company. As of September 30, 1998, there were 9,466,938 Class A Membership Units and 533,062 Class B Membership Units of the Company issued and outstanding. Between September 25, 1997 and September 30, 1998, one transfer of beneficial ownership of a Class A Membership Unit in the Company was recorded on the membership register maintained by Norwest Bank Minnesota, N.A. (in such capacity, the "Transfer Agent"). See "Item 11. Description of Registrant's Securities to be Registered" for a description of the Class A Membership Units.

          The Plan further provided for the Debtors' transfer to the Company of their right to receive the Pension Plan Proceeds, which the Plan defines as the cash proceeds (the "Pension Plan Proceeds") to be received by the Debtors as a result of the termination of the Edison Brothers Stores, Inc. Pension Plan, (the "Pension Plan"), net of (a) the Pension Plan assets transferred to a qualified replacement pension plan; (b) all costs, fees and expenses (collectively, the "Pension Plan Termination Costs") relating to termination of the Pension Plan and establishment of the replacement plan; and (c) all applicable taxes incurred, or for which a reserve (the "Pension Plan Tax Reserve") is established by Edison, in connection with termination of the Pension Plan. The Pension Plan assets are the residual assets from the Pension Plan. The Pension Plan was created for the purpose of providing pension benefits to the employees of Old Edison. The Pension Plan was terminated by Edison pursuant to an order of the Bankruptcy Court. Pursuant to the Plan, upon termination of the Pension Plan, after (1) the liabilities of the Plan were paid, (2) the required excise taxes were paid and the Pension Plan Tax Reserve was established, (3) a replacement pension plan for the employees of Edison was funded, and (4) the Pension Plan Termination Costs were paid, the residual assets, i.e., the Pension Plan Proceeds, were distributed to the Company.

Company Formation and Summary of Certain Provisions of the Members Agreement

     Formation

          In accordance with the Plan, the Certificate of Formation of the Company was filed on September 24, 1997 with the office of the Delaware Secretary of State, for the purpose of forming the Company as a limited liability company under the provisions and subject to the requirements of the State of Delaware, in particular the Delaware Limited Liability Company Act, Del. Code Ann. tit.6, ch. 18 (the "Delaware Act"). The Certificate of Formation became effective, thereby providing for the formation of the Company, on September 25, 1997 (the "Inception Date").

     Purposes

          The Company is organized for the exclusive purposes of (a) receiving and administering the "Company Assets," which the Members Agreement defines as all Pension Plan Proceeds as well as any other property or proceeds acquired by the Company and; (b) distributing the Company Assets to holders of Membership Units pursuant to the terms of the Members Agreement. The Company has no objective to engage in the conduct of any trade or business. In essence, then, the Company constitutes a vehicle for receiving the Pension Plan Proceeds and then allocating and distributing all net funds to holders of Membership Units in the Company. See "--Term of the Company."

     Administration and the Manager

          The Company Assets are administered, and the affairs of the Company are managed, by the Manager. The Manager of the Company, as duly designated by the Official Committee of Unsecured Creditors appointed in the Debtors' Chapter 11 Case (the "Creditors' Committee"), is Norwest Bank Minnesota, N.A. (in such capacity, the "Manager"). As contemplated by the Members Agreement, the principal office of the Company is maintained at the principal office of the Manager, which is located at Sixth and Marquette Streets, Minneapolis, Minnesota 55479-0069, Attn: Lon P. LeClair. The telephone number is (612) 667-4803.

          In furtherance of the Company's purposes and subject to the retained jurisdiction of the Bankruptcy Court as provided for in the Plan, the Manager is to make continuing efforts to (i) receive the Pension Plan Proceeds, and (ii) make distributions of any Pension Plan Proceeds to the Members, in each case in an expeditious but orderly manner intended reasonably to maximize the value of such distributions to the Members, but subject to the judgment and discretion of the Manager and the provisions of the Members Agreement. The Manager will not be liable to the Company or to any Member for any action or inaction, except in the case of its willful breach of a material provision of the Members Agreement or gross negligence in connection with the performance of its duties under the Members Agreement. See "Item 12. Indemnification of Officers and Directors."

          The Manager is empowered to retain (and make reasonable compensation and reimbursement from the Company Assets to) such independent experts and advisors (including, but not limited to, law firms, tax advisors, consultants, or other professionals) as the Manager may select to aid in the performance of its duties and responsibilities and to perform such other functions as may be appropriate in furtherance of the intent and purposes of the Members Agreement. The Manager has selected the law firm of Jones, Day, Reavis & Pogue ("Jones Day") to serve as counsel to the Company. Prior to the Effective Date, Jones Day served as counsel to the Creditors' Committee. The Manager has selected Pricewaterhouse Coopers LLP to provide the Company with financial reporting and consulting services as well as tax-related services. Norwest Bank Minnesota, N.A., which also serves as the Disbursing Agent under the Plan and the Transfer Agent under the Members Agreement, maintains the ownership registers of the Company and, at the direction of the Manager, coordinates distributions to Members of the Company and performs related administrative duties. Rubin, Brown, Gornstein & Company, LLP serves as the Company's independent auditors.

          The Members Agreement also requires the Manager to designate one of the Members as the "Tax Matters Partner" (as defined in the Section 6231 of the Internal Revenue Code). The Tax Matters Partner is required to represent the Company (at the Company's expense) in connection with all examinations of the Company's affairs by tax authorities and to expend Company funds for professional services associated therewith. The Tax Matters Partner also arranges for the preparation and timely filing of all returns required to be filed by the Company and the distribution of Form K-1 or other similar forms to all Members. In accordance with the Members Agreement, the Manager has designated Citibank, N.A., through its authorized representative Randolph I. Thornton, Jr., to serve as the Tax Matters Partner of the Company.

          Subject to the retained jurisdiction of the Bankruptcy Court as provided for in the Plan, but without prior or further authorization, the Manager may control and exercise authority over the Company Assets, over the acquisition, management and disposition thereof and over the management and conduct of the Company to the extent necessary to enable the Manager to fulfill the intent and purposes of the Members Agreement. No person dealing with the Company is obligated to inquire into the authority of the Manager in connection with the acquisition, management or disposition of the Company Assets. In connection with the administration of the Company Assets and the management of the Company's affairs, the Manager has the power to take any and all actions as, in the Manager's sole discretion, are necessary or advisable to effectuate the purposes of the Company, including, without limitation, the power and authority to (i) distribute the Company Assets to Members in accordance with the terms of the Members Agreement, (ii) sell, convey, transfer, assign, liquidate or abandon the Company Assets, or any part thereof or any interest therein, upon such terms and for such consideration as the Manager, in its sole discretion, may deem desirable, (iii) endorse the payment of notes or other obligations of any person or to make contracts with respect thereto, (iv) borrow such sums of money, at any time and from time to time, for such periods of time, upon such terms and conditions, from such persons, for such purposes as may be deemed advisable, and
(v) appoint, engage, supervise and compensate such officers, employees and agents of the Company and such other persons, as may be deemed necessary or desirable. The Manager will not at any time, on behalf of the Company or the Members, enter into or engage in any trade or business, and no part of the Company Assets will be used or disposed of by the Manager in furtherance of any such trade or business. All decisions and actions taken by the Manager under the authority of the Members Agreement will be binding upon all of the Members and the Company. Without the consent of all of the Members, the Manager may not (i) take any action in contravention of the Members Agreement; (ii) take any action which would make it impossible to carry on the activities of the Company; or
(iii) possess property of the Company or assign the Company's rights in specific property for other than Company purposes.

     Term of the Company; Dissolution

          The Company's existence will terminate (unless dissolved earlier) the third anniversary of the Effective Date unless extended by the Manager (with the approval of the Bankruptcy Court) for one or more successive periods of two years each if the Company Assets have not been fully liquidated and distributed or all Disputed General Unsecured Claims (as defined in the Plan) have not been resolved. The Company will be dissolved only upon the earlier to occur of: (i) termination of the Company's existence; (ii) the entry of a final judgment, order or decree of a court of competent jurisdiction adjudicating the Company to be bankrupt and the expiration without appeal of the period, if any, allowed by applicable law in which to appeal; or (iii) the unanimous written agreement of all Members. In the event of the Company's dissolution, following the payment of, or provision for, all debts and liabilities of the Company and all expenses of liquidation, and subject to the right of the Liquidating Agent (as defined in the Members Agreement) to set up reasonable cash reserves for any contingent or unforeseen liabilities or obligations of the Company, all assets of the Company (or the proceeds thereof) will be distributed to the General Members in accordance with their respective Capital Account balances. No Member will have any recourse against Edison or any other Member for any distributions with respect to such Member's Capital Account balances.

OPERATIONS OF THE COMPANY SINCE ITS FORMATION

 The Pension Plan Refund

          The Pension Plan was terminated as of May 31, 1997. Data provided to the Company by Edison indicates that Edison received a cash refund of $51.41 million on account of the Pension Plan termination. After deducting Pension Plan Termination Costs of $1.68 million and establishing a Pension Plan Tax Reserve of $5.74 million, on January 23, 1998, Edison remitted Pension Plan Proceeds totaling $43,985,315.40 to the Company.

 Initial Distribution to Members

          The Members Agreement obligates the Manager to facilitate the prompt distribution of Pension Plan Proceeds to holders of Class A Membership Units in the Company. Accordingly, on February 13, 1998, the Manager, after establishing the reserves and making the calculations discussed below, distributed the aggregate sum of $39,426,117.35 to 1,337 certificated holders of record of Class A Membership Units as of February 11, 1998. This aggregate distribution was calculated as follows:

Total Pension Plan Proceeds Received         $43,985,315.40
January Interest Earned                      $    35,197.54

TOTAL FUNDS ON DEPOSIT (2/11/98)             $44,020,512.94

less:

Reserve for Litigation Indemnification       $ 1,500,000.00
Reserve for Administrative Expenses          $   300,000.00
Tax Distribution to Edison                   $       959.58

TOTAL AMOUNT AVAILABLE FOR
FIRST DISTRIBUTION TO MEMBERS                $42,219,553.36

less:

Reserve for Disputed Claims and
Claims Not Yet Eligible for Distribution     $ 2,793,436.01

TOTAL DISTRIBUTED TO HOLDERS
OF CLASS A MEMBERSHIP UNITS ON
FEBRUARY 13, 1998                            $39,427,156.32

          The reserve for litigation indemnification (the "Indemnification Reserve") was established in accordance with the Plan and the Members Agreement. See "Item 2. Financial Information - Management's Discussion and Analysis of Financial Condition and Results of Operations".

          See "Item 11. Description of Registrant's Securities to be Registered" for a description of tax distributions to Edison.


STATUS AS OF SEPTEMBER 30, 1998

          As of September 30, 1998, the balance in the Company's operating account was $334,726. Following satisfaction of administrative expenses, any funds remaining on deposit would be available for distribution to holders of Class A Membership Units in the Company. In addition, any remaining balance of the $1.5 million Indemnification Reserve ultimately would be available for such distribution.

          An additional potential component of a future distribution is the Pension Plan Tax Reserve currently being held by Edison. In connection with the termination of the Pension Plan, Edison sought a private letter ruling (the "Tax Ruling") from the Internal Revenue Service ("IRS") to the effect that any income realized by Edison as a result of the Pension Plan termination will be available to offset certain deductions realized by the Debtors in the same taxable year. On September 28, 1998, the IRS issued the Tax Ruling. The Company is advised that as a result of the Tax

Ruling, there are no additional taxes to be paid by Edison in connection with termination of the Pension Plan. Because there are no remaining Edison tax liabilities to be paid from the Pension Plan Tax Reserve, it is the Company's position that all Plan conditions precedent to Edison's release of the Pension Plan Tax Reserve have been satisfied. Accordingly, the Company has formally requested that Edison immediately transfer the Pension Plan Tax Reserve to the Company.

          As of the date hereof, Edison has declined to release the Pension Plan Tax Reserve to the Company, in light of an ongoing audit by the Pension Benefit Guaranty Corporation ("PBGC") of Edison's pension plan termination. Edison has advised the Company that if the PBGC determines that Edison is obligated to make an additional contribution to the qualified replacement plan established by Edison upon termination of the Pension Plan, Edison may seek to make such contribution from the funds in the Pension Plan Tax Reserve. The Company disputes that Edison is entitled to utilize the Pension Plan Tax Reserve for such a purpose. There can be no assurance, however, that the Company will prevail if the pending dispute is adjudicated by the Bankruptcy Court or otherwise.

          In light of the foregoing, the Manager estimates that a second distribution to holders of Class A Membership Units in the Company could range from an aggregate of $100,000 to $8.2 million. Given the contingencies associated with certain components of future distributions, however, there can be no assurances that any future distribution will be made, or in what amount. See "Item 2. Financial Information - Management's Discussion and Analysis of Financial Condition and Results of Operations".

          Reserved amounts (as hereinafter defined) totaled approximately $4.0 million as of September 30, 1998.


ITEM 2.  FINANCIAL INFORMATION

          The following table sets forth selected financial information of the Company as of and for the period ended December 31, 1997 since the Inception Date and as of and for the nine months ended September 30, 1998. The selected consolidated financial data as of and for the period ended December 31, 1997 has been derived from the Company's financial statements, which were audited by Rubin, Brown, Gornstein & Company, LLP. The selected consolidated financial data as of and for the nine months ended September 30, 1998 have been derived from the Company's unaudited financial statements. The following information should be read in conjunction with the Company's financial statements and notes thereto included elsewhere herein and "Management's Discussion and Analysis of Financial Condition and Results of Operations," presented below.

                                                                      Nine months ended
                                                 Period Ended        September 30, 1998
                                            December 31, 1997/(1)/       (Unaudited)
                                            -----------------------  --------------------
Operating Statement Data:
Income....................................             $         0               278,275
General and administrative expenses.......                  51,910               202,893
Net (loss) income.........................                 (51,910)               75,382
Distribution per Class A Membership Unit..                       0                  4.22/(2)/

Balance Sheet Data (at period end):
Cash......................................                       0             4,178,180
Interest receivable.......................                       0                15,935
Due from Edison...........................             $43,985,315                     0
Total assets..............................              43,985,315             4,194,155
Accrued expenses..........................                  51,910               162,421
Members' equity...........................              43,933,405             4,031,694

-----------------------------
   /(1)/ The Company's inception date was September 25, 1997.
   /(2)/ During February 1998, the Company distributed $39.4 million of the initial proceeds received from Edison to the holders of the 9,338,601 Class A Membership Units that were outstanding at the date of distribution. During June 1998, the Company distributed $0.6 million of reserved amounts to the holders of the 128,616 Class A Membership Units that were distributed in June 1998.

        Management's Discussion and Analysis of Financial Condition and Results of Operations

             The following is a discussion and analysis of the financial condition at, and results of operations of the Company for, the period ended December 31, 1997, and the nine months ended September 30, 1998, and of certain factors that may affect the Company's prospective financial condition and results of operations. The following should be read in conjunction with the Company's financial statements and notes thereto appearing elsewhere herein. References herein to the period ended December 31, 1997 are to the period from September 25, 1997 (date of inception) to December 31, 1997.

             The Company, which was formed pursuant to the Plan and the Members Agreement, is a limited purpose entity which may not engage in any business. The Company was organized for the exclusive purposes of (a) receiving and administering the Company Assets and (b) distributing the Company Assets to holders of the Company's Class A Membership Units pursuant to the terms of the Members Agreement.

             On January 23, 1998, the Company received from Edison the Pension Plan Proceeds totaling $44.0 million. The Company recognizes income from interest earned on its funds. The Company invests such funds in a money market fund investing solely in direct obligations of the United States Government. The Members Agreement permits all funds received by the Company to be temporarily invested in United States treasury bills and notes with maturities of 12 months or less, institutional money market funds and demand or time deposits and certificates of deposit with U.S. federal or state commercial banks having primary capital of not less than $500 million.
   During the period ended December 31, 1997, the Company did not recognize any interest income because it did not receive the Pension Plan Proceeds until January 1998. During the nine months ended September 30, 1998, the Company recognized $278,275 of interest income. The amount of interest income recognized by the Company in future periods will be dependent on, among other things, (i) fluctuations in interest rates, (ii) the amounts and timing of any amounts received in the future from the Pension Plan Tax Reserve (described below), (iii) the amounts and timing of any distributions to holders of Class A Membership Units, and (iv) the amount and timing of the Company's expenses. The Company may in the future receive funds currently held in the Pension Plan Tax Reserve, aggregating approximately $5.74 million. At present, the Company has requested, but not received, the funds currently on deposit as the Pension Plan Tax Reserve. The Company believes that all Plan conditions precedent to the Company's receipt of the Pension Plan Tax Reserve have been satisfied. There can be no assurance, however, that any funds will be distributed to the Company from the Pension Plan Tax Reserve.

             The Company's general and administrative expenses consist primarily of fees payable to the Transfer Agent, the Manager, and the Company's lawyers and accountants. The Company had expenses of $51,900 and $202,893 for the period ended December 31, 1997 and the nine months ended September 30, 1998, respectively. These expenses are expected to fluctuate in future periods based on, among other factors, the volume of transfers of Class B and Class A Membership Units. The periodic reporting requirements imposed on the Company under the Securities Exchange Act of 1934 is expected to result in an increase in legal and accounting fees in future periods.

             The Company, together with EBS Litigation, L.L.C. (another limited liability company formed pursuant to the Plan), has agreed to indemnify the Debtors and their present or former officers, directors and employees from and against any losses, claims, damages or liabilities by reason of any actions arising from or relating to the Company and any actions taken or proceeding commenced by EBS Litigation, L.L.C. (other than with respect to any Unresolved Avoidance Claims (as defined in the Plan) that EBS Litigation, L.L.C. may have against such persons other than in their capacities as officers, directors or employees of the Debtors. Pursuant to the Plan, the Company established the Litigation Reserve ($1.5 million) from the Pension Plan Proceeds for the benefit of these indemnified persons, to pay their costs and expenses incurred in defending the LLC Related Claims (as defined in the Plan). Payment of such cost and expenses must first be sought from any applicable officers' and directors' insurance policy and then from the Indemnification Reserve. The Company's indemnification liability is limited to the amount of the Litigation Reserve, i.e. an aggregate of 1.5 million. Although to date there has not been any indemnification claim, there can be no assurance such a claim will not be made in the future. All liabilities of the Company, including the foregoing indemnification obligations, will be satisfied from the Company Assets.

             At December 31, 1997, the Company had no cash or cash equivalents. At September 30, 1998, the Company had cash and cash equivalents of $4.2 million, after the $39.4 million distribution to holders of Class A Membership Units in February 1998 and the $0.6 million distribution in June of 1998. When determining the amount and timing of the February distribution, the Manager considered, among other things, (i) the terms of the Members

   Agreement governing distributions (see "Item 11. Description of Registrant's Securities to be Registered - Distributions of Pension Plan Proceeds"), and
   (ii) the anticipated amount of necessary reserves and future administrative expenses. At the time of the February distribution, in accordance with the Members Agreement, the Company reserved $2.79 million for distribution to persons who could become holders of Class A Membership Units after February 11, 1998 arising from a holder of a disputed General Unsecured Claim becoming a holder of an Allowed Unsecured Claim and the required conversion of Class B Units to Class A Units for such distribution to the new holder of an Allowed Unsecured Claim. The amount and timing of any future distributions of Pension Plan Proceeds will be determined by the Manager in accordance with the terms of the Members Agreement. There can be no assurance that any further distributions will be made.

             The Company is classified as a partnership for federal income tax purposes and, therefore, does not pay any taxes. Instead, the Members pay taxes on their proportionate share of the Company's income. See "Item 10. -- Taxation".

             In the light of the limited nature of the Company's activities, it does not believe its operations or financial condition are affected by Year 2000 issues, except insofar as it would be affected by a general interruption of telephone and utility services or if its Transfer Agent were unable to process distributions or transfers of Membership Units. The Company will seek written assurances from its Transfer Agent as to Year 2000 compliance. If the Company does not receive adequate assurances or if, notwithstanding those assurances, the Transfer Agent were noncompliant, it would replace the Transfer Agent with one that has systems that are Year 2000 compliant.


   ITEM 3.  PROPERTIES

             The Company does not own or lease any properties.


   ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

             The following table sets forth certain information regarding the beneficial ownership of the Company's Class A Membership Units of persons owning of record or known to the Company to be the beneficial owner of more than five percent of the outstanding Class A Membership Units as of September 30, 1998. The Manager of the Company owns 110 Class A Membership Units.

Name and Address of Beneficial          Number of Class A   Nature of Beneficial
Owner                                   Membership Units    Ownership                 Percent
------------------------------          -----------------   --------------------      -------
Citibank, N.A.                               804,024        Sole Voting/Investment     8.04%
Morgens Waterfall Overseas Partners          618,752        Sole Voting/Investment     6.19%
Nomura Holding America, Inc.                 722,724        Sole Voting/Investment     7.23%
Principal Mutual Life                        771,668        Sole Voting/Investment     7.71%
Swiss Bank Corporation                     1,532,519        Sole Voting/Investment    15.33%

   ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS

             The Company does not have any directors and the Manager acts as the Company's sole executive officer. The Manager may resign at any time or be removed by the Designation Members (defined below), with or without cause, at any time, such resignation or removal to be effective upon the appointment of a successor Manager. In the event of the resignation or removal of the Manager, the Designation Members may appoint a successor Manager that is not affiliated with Edison. If such appointment does not occur within 90 days, the Manager may petition the Bankruptcy Court for the appointment of a successor Trustee. The "Designation Members" means the three Members who, at the applicable date for any action to be taken by Designation Members, constitute the holders of record of the three largest amounts of Class A Membership Units provided that (i) affiliated persons are treated as a single person for these purposes; (ii) no affiliate of Edison may be a Designation Member; and (iii) any person may notify the Company that it does not wish to be a Designation Member.

ITEM 6.   EXECUTIVE COMPENSATION

          The Manager is to receive reasonable compensation for services rendered to and on behalf of the Company, as well as reimbursement for the reasonable expenses incurred in connection with the performance of its duties under the Members Agreement.

          With respect to services rendered from the Inception Date to December 31, 1997, the Company did not accrue for such services rendered by the Manager, as this amount was not yet determined. With respect to services rendered during the nine months ended September 30, 1998, the Company accrued approximately $50,961 on its financial statements for services rendered by, and reimbursements due to, the Manager.

ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

          None.

ITEM 8.   LEGAL PROCEEDINGS

          None.

ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

          There is no established public trading market for the Company's Class A Membership Units. As of September 30, 1998, there were 1,798 certificated holders of record of the Class A Membership Units. See "Item 4. Security Ownership of Certain Beneficial Owners and Management" for more information. See "Item 1. Business--Operations of the Company since September 25, 1997," for a discussion of the initial distribution to Members on February 13, 1998, and "Item 11. Description of Registrant's Securities to be Registered" for a discussion of distribution provisions in the Members Agreement.

ITEM 10.   RECENT SALES OF UNREGISTERED SECURITIES

           No securities of the Company which were not registered under the Securities Act of 1933 (the "Securities Act") have been issued or sold by the Company within the past three years, except that in connection with the Plan, as of September 30, 1998, the Company had issued 10,000,000 Class B Membership Units to Edison pursuant to the Plan. As of September 30, 1998, the Company had issued 9,466,938 Class A Membership Units upon the cancellation of equivalent number of Class B Membership Units. Section 1145(a)(1) of the Bankruptcy Code exempts the offer and sale of securities under a plan of reorganization from registration under the Securities Act and state securities laws if certain requirements are met. The Company believes that it is a "successor" to Edison under Section 1145(a)(1) of the Bankruptcy Code and that the offer and sale of the Class A Membership Units pursuant to the Plan otherwise satisfies all of the requirements of Section 1145(a)(1).

ITEM 11.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

          The following summarizes certain provisions of the Members Agreement relating to the Class A and Class B Membership Units. This summary does not purport to be complete, and is subject to, and is qualified in its entirety by reference to, all of the provisions of the Members Agreement, which has been filed as an exhibit to this Registration Statement.

     The Members and the Membership Units

          The owners of the Company are known as Members. The ownership interest of a Member is designated as a "Membership Unit." The Company has the following classes of Membership Units: (i) "Class B Membership Units," which initially represented all of the Company's ownership interests and which were and are held by Edison pending the surrender thereof by Edison for cancellation from time to time in exchange for an equivalent number of Class A Membership Units to be distributed by Edison pursuant to the Plan, and (ii) "Class A Membership Units," which have been and will continue to be distributed by Edison from time to time to holders of Allowed General Unsecured Claims pursuant to the Plan. Holders of Class A Membership Units are sometimes referred to herein as "General Members." Membership Units may be issued only as specifically provided for in the Members Agreement and there shall be outstanding a total of 10,000,000 ownership interests (whether Class A Membership Units or Class B Membership Units) throughout the term of the Company's existence. Membership Units constitute personal property and no Member has a claim to or interest in specific property of the Company.

          Each Class B Membership Unit is represented solely by an entry in the books for registration and transfer provided for in the Members Agreement. Each Class A Membership Unit, including without limitation any Class A Membership Unit that may be issued upon transfer of a Class A Membership Unit, will be evidenced by, and subject to the terms of, a Membership Unit certificate (a "Membership Certificate") in substantially the form set forth in the Members Agreement, with such changes, marks of identification or designation, and such legends, summaries, or endorsements printed thereon as the Company may deem appropriate and are not inconsistent with the provisions of the Members Agreement, or as may be required to comply with any applicable law or with any rule or regulation made pursuant thereto. The Membership Certificates will be executed on behalf of the Company by the manual or facsimile signature of the Manager.

          The Company is entitled to treat the registered holder of any Membership Certificate as the sole owner of the Class A Membership Units represented thereby.

     Distributions of Membership Units

          In connection with each distribution of Class A Membership Units required to be made pursuant to the Plan, Edison first instructs the Company or the Transfer Agent that Edison desires to surrender for cancellation a specified number of Class B Membership Units in exchange for the issuance and delivery to Edison of a like number of Class A Membership Units, to be evidenced by Membership Certificates in such denominations and registered in the names of such holders of Allowed General Unsecured Claims (or the designees thereof) as may be specified in such instruction. Following issuance of the requested Class A Membership Units, the Transfer Agent cancels the appropriate number of Class B Membership Units and distributes the Class A Membership Certificates, in accordance with Edison's instruction, to the requested holders of Allowed General Unsecured Claims. All Class A Membership Units transferred by Edison to holders of Allowed General Unsecured Claims issued pursuant to the Plan on any distribution date are deemed to have been issued in exchange for Class B Membership Units and distributed at the end of the last day of the preceding fiscal quarter. All holders of Class A Membership Units agree to file all federal, state, and local tax returns in a manner that is consistent with the preceding sentence.

     Capital Contributions; Capital Accounts

          On the Effective Date, the Debtors transferred to the Company, in accordance with the Plan, all of their respective rights, title and interest in and to the Pension Plan Proceeds. In consideration for such initial contribution or the obligations of the Debtors to make such additional contributions, 10,000,000 Class B Membership Units were issued to Edison on the Commencement Date.

          From and after the Effective Date, Class A Membership Units have been and will continue to be issued and delivered to Edison for distribution to holders of Allowed General Unsecured Claims in accordance with the Plan and the Members Agreement. Upon such issuance and delivery the persons in whose name such Class A Membership Units are registered are admitted to the Company as General Members. Similarly, each Person to whom record ownership of a Class A Membership Unit is subsequently transferred in accordance with the Members Agreement is admitted to the Company as a General Member upon the registration of such transfer. See "--Transfers and Exchanges of Membership Units; Restrictions on Transfers" below for a discussion of the transfer restrictions with respect to the Class A Membership Units.

          No General Member has any obligation to, nor will any General Member be entitled to, make any additional contributions to the capital of the Company. No Member is entitled to withdraw any portion of its contribution or Capital Account, or to receive any distribution from the Company, except as otherwise provided in the Members Agreement.

          A Capital Account is maintained for each Member, in accordance with the Members Agreement, for purposes of calculating taxes payable by each Member with respect to the Company's activities. See "--Taxation."

     Distributions of Pension Plan Proceeds

          Subject to the application of funds and reserve provisions described below, the Members Agreement requires the Manager to distribute to holders of Class A Membership Units, in proportion to their respective Class A Sharing Percentages (i.e., the percentage of all Class A Membership Units held by them), any Pension Plan Proceeds (together with interest and proceeds thereon) promptly following the Company's receipt thereof. Amounts available for distribution are first applied to (i) pay related taxes and any administrative and professional expenses, (ii) fund the Indemnification Reserve, (iii) make certain payments to Edison with respect to taxable income allocated to Edison (described below),
(iv) repay any outstanding loans, and (v) reserve for the amount of future administrative expenses for the term of the Company. In addition, at any time at which Class B Membership Units remain outstanding, the Manager must withhold from amounts distributed to holders of Class A Membership Units a percentage of the amounts available equal to the percentage of Membership Units represented by outstanding Class B Membership Units ("Reserved Amounts"). All Reserved Amounts are held by the Manager separately for the benefit of Class A Membership Units thereafter transferred pursuant to the Plan and are paid out of such separate account (in proportion to the percentage of Class B Membership Units to be transferred on such date) as Class A Membership Units are issued. The Manager is entitled to establish record dates for purposes of determining the Members entitled to receive distributions.

          The Company is obligated to make distributions to Edison with respect to taxable income of the Company allocated to Edison on account of its ownership of Class B Membership Units.

     Transfer and Exchanges of Membership Units; Restrictions on Transfer

          Except as described below, any Membership Certificate may be transferred, split up, combined, or exchanged for another Membership Certificate or Membership Certificates. Any Member desiring to transfer, split up, combine, or exchange any such Membership Certificate must make such request in writing delivered to the Manager, and must surrender the Membership Certificate or Membership Certificates to be transferred, split up, combined, or exchanged, with a form of assignment duly executed by the Member thereof, at the principal office of the Company or the Transfer Agent. Thereupon or as promptly as practicable thereafter, the Company or the Transfer Agent will prepare, execute, and deliver the Membership Certificate or Membership Certificates, as the case may be, as so requested. Neither the Company nor the Transfer Agent will be required to issue or deliver any Membership Certificates in connection with any transfer, split up, combination, or exchange of Membership Certificates unless and until the Member requesting the issuance or delivery thereof has paid to the Manager the amount of any tax or governmental charge that may be payable in connection with such transfer, split up, combination, or exchange or has established to the satisfaction of the Manager that any tax or governmental charge has been paid.

          Upon receipt by the Company and the Manager of evidence reasonably satisfactory to them of the loss, theft, destruction or mutilation of a Membership Certificate, and, in case of loss, theft, or destruction, of indemnity or security reasonably satisfactory to them, and reimbursement to the Company and the Manager of all reasonable expenses incidental thereto, and upon surrender to the Manager and cancellation of the Membership Certificate if mutilated, the

Manager will prepare, execute, and deliver a new Membership Certificate of like tenor to the Member in lieu of the Membership Certificate so lost, stolen, destroyed, or mutilated.

          All Membership Certificates surrendered for the purpose of transfer, split-up, combination or exchange will be delivered to the Company or the Transfer Agent for cancellation and will be canceled by the Company or the Transfer Agent, and no Membership Certificates will be issued in lieu thereof except as expressly provided in the Members Agreement.

          A General Member may not transfer any beneficial interest in its Class A Membership Unit, other than in an Unrestricted Transfer (as defined below). Any purported transfer of a Class A Membership Unit by a General Member in violation of the restriction of the Members Agreement are null and void.

          Any Member may, upon providing (i) such evidence to the Company as the Manager may reasonably require (including, if required by the Manager, an opinion of counsel reasonably satisfactory to the Manager), to the effect that such transfer will not result in the Company ceasing to be classified as a partnership for federal income tax purposes, and (ii) such assurances as the Manager may reasonably require with respect to the reimbursement of any expenses that may be incurred by the Company in connection with such transfer, transfer all or any portion of the record or beneficial interests in the Class A Membership Units owned by such General Member to any person. Subject to the foregoing and to applicable law, the following transfers constitute "Unrestricted Transfers":

          (i) A transfer or series of transfers by a Member within a thirty-day period which involves the transfer of more than 2% of the outstanding Class A Membership Units;

          (ii) A transfer or series of related transfers by one or more Members (acting together) which involves the transfer of 50% or more of the outstanding Class A Membership Units;

          (iii) Transfers of Class A Membership Units effected through a qualified matching service (within the meaning of Treasury Regulation (S) 1.7704-1(g)(2)); or

          (iv) Transfers in which the basis of the Membership Unit in the hand of the transferee is determined, in whole or in part, by reference to its basis in the hands of the transferor.

          The Members have agreed that irreparable damage would occur in the event that any Member transfers, or attempts to transfer, any equity interest in the Company in violation of the Members Agreement and that the Company shall be entitled to specific performance with respect to these transfer restrictions in addition to recovering attorney's fees from the breaching party and any other remedy at law or equity.

     Taxation

          The Company is classified as a partnership for federal income tax purposes and the Members may not make any election or take any action that would cause the relationship of the Members under the Members Agreement to be treated as other than a partnership for federal income tax purposes. Each Member's Capital Account is increased by certain amounts, including such Member's share of the Company's income and gain, and decreased by certain amounts, including distributions to such Member. No Member with a deficit balance in its Capital Account is obligated to restore or repay such deficit balance. The Company's income and loss for any fiscal year is allocated to the Members as follows: (i) first, all items of income consisting of interest or other earnings on Reserved Amounts is allocated to the Class B Membership Units in proportion to their respective Class B Sharing Percentages (i.e. the percentage of all Class B Membership Units owned by them); and (ii) second, all other income and loss is allocated to the Members in proportion to their Overall Sharing Percentages (i.e. the percentage of all Class A and Class B Membership Units owned them). No interest is paid by the Company with respect to the balance of any Capital Account.

     Withdrawal

          No member may resign from the Company or effect a partial or complete withdrawal from the Company.

     Reports to Members

          The Company will furnish to the Members, promptly after filing thereof with the Securities and Exchange Commission (the "SEC") each Annual Report on Form 10-K filed by the Company with the SEC (or, if the Company is not required to file an Annual Report on Form 10-K in respect of a particular fiscal year, will furnish to the Members, within a comparable time frame following the end of such fiscal year, an annual report containing information substantially identical to that which would have been included in an Annual Report on Form 10-K).

     Jurisdiction and Venue

          Except with respect to the matters specified in the Members Agreement for which the Bankruptcy Court has retained jurisdiction, any action or other legal proceeding brought under the Members Agreement will be subject to the jurisdiction of the State of Delaware or the courts of the United States located in the State of Delaware. Each of the Members has consented to the jurisdiction of Delaware for actions or legal proceedings brought by any other Member or the Company arising out of or relating to the Members Agreement and has waived any objection which it may have to the laying of the venue of such suit, action or proceeding in any of such courts.

     Legal Proceedings; Indemnification

          No Member has any right by virtue of any provision of the Members Agreement to institute any action or proceeding in law or in equity against Edison or any party other than the Company upon or under or with respect to the Company Assets. If any Member becomes involved in legal proceedings unrelated to the business of the Company in which Edison or the Company is called upon to provide information, the Member will indemnify and hold harmless Edison, the Company and the Manager against all costs and expenses, including, without limitation, fees and expenses of attorneys and other advisors, incurred by Edison, the Company or the Manager in preparing or producing the required information or in resisting any request for production or obtaining a protective order limiting the availability of the information actually provided by the Company or the Manager.

     Waivers

          Each of the Members has irrevocably waived any right or power that such Member might have to: (i) cause the Company or any of the Company Assets to be partitioned; (ii) cause the appointment of a receiver for all or any portion of the Company Assets; (iii) compel any sale of all or any portion of the Company Assets; and (iv) file a complaint, or to institute proceeding at law or in equity, to cause the dissolution or liquidation of the Company.

     Meetings of Members

          Meetings of the Members may be called and held at the Company's expense for any purpose by the Designation Members in which event the Designation Members will designate any place, within or without the State of Delaware, as the place for such meeting. A written or printed notice stating the place, day and hour of the meeting and the purpose or purposes for which such meeting is called, will be delivered by the Company to each Member not less than ten (10) days nor more than fifty (50) days before the meeting. If all of the Members meet at any time and place, either within or without the State of Delaware, and consent to the holding of a meeting at such time and place, such meeting shall be valid without call or notice, and at such meeting any Company action may be taken.

          At each meeting of the Members, the holders of record of a majority of the Class A Membership Units, present in person or by proxy, shall constitute a quorum for the transaction of Company business. In the absence of a quorum any Member present at such meeting in person or by proxy shall have the power to adjourn such meeting until a quorum shall be constituted. Unless otherwise provided by law or this Agreement, the affirmative vote of the holders of record of a majority of the Class A Membership Units represented at a meeting at which a quorum is present shall constitute an act of the Members. At any meeting of the Members, a Member may vote by proxy executed in writing by such Member or by his duly authorized representative. Such proxy shall be filed with the Company before or at the time of the meeting. No proxy shall be valid after eleven (11) months from the date of its execution, unless otherwise provided in such proxy. Members may participate in any meeting through telephonic or similar communications equipment by means of which all persons participating in the meeting can hear one another, and such participation shall constitute presence in person at such meeting.

          Any action required to, or which may, be taken by the Members may be taken without a meeting if consent thereto in writing, setting forth the action so taken, shall be signed by the holders of record of a majority of the Class A Membership Units. A written consent may be in one or more instruments, each of which may be signed by one or more Members. No notice need be given of action proposed to be taken by written action, or an approval given by written action, unless specifically required by the Delaware Act.

          The Manager is entitled to establish record dates for purposes of determining the Members entitled to receive notices or exercise voting rights.

          There have been no meetings of Members through September 30, 1998.


ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

          The following summarizes certain provisions of the Members Agreement relating to the indemnity of the Manager. This summary does not purport to be complete, and is subject to, and is qualified in its entirety by reference to, all of the provisions of the Members Agreement, which has been filed as an exhibit to this Registration Statement.

          To the fullest extent permitted by the Delaware Act, the Company, to the extent of its assets legally available for that purpose, will indemnify and hold harmless the Manager from and against any and all loss, cost, damage, expense (including without limitation fees and expenses of attorneys and other advisors and any court costs incurred by the Manager) or liability by reason of anything the Manager does or refrains from doing for, or in connection with, the affairs of, the Company, except to the extent that it is finally judicially determined by a court of competent jurisdiction that the loss, cost, damage, expense or liability resulted primarily from the Manager's gross negligence or willful breach of a material provision of the Members Agreement which in either event causes actual material damage to the Company. The Company may pay in advance or reimburse reasonable expenses (including advancing reasonable costs of defense) incurred by the Manager who is or is threatened to be named or made a defendant or a respondent in a proceeding concerning the affairs of the Company.

          To the extent future enactments or judicial decisions permit an expansion of the rights of indemnification afforded to the Manager by the Company, then the Members have expressed their intention and agreement to automatically amend the Members Agreement to permit and authorize the indemnification of the Manager by the Company to the maximum extent permitted by law. The Members Agreement authorizes the Manager to execute, on behalf of all Members, such amendments to the Members Agreement as may be appropriate to give further effect to the agreement described in this paragraph.

          To the extent commercially reasonable, the Manager will cause the Company to purchase and maintain insurance, to the extent and in such amounts as the Manager, in its sole discretion, deems reasonable, on behalf of the Manager, against any liability that may be asserted against, or expenses that may be incurred by, the Manager in connection with the activities of the Company, regardless of whether the Company would have the power to indemnify the Manager against such liability under the provisions of the Members Agreement.


ITEM 13.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

          See Item 15 and pages F-1 to F-8.


ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

          None.

ITEM 15.  FINANCIAL STATEMENTS AND EXHIBITS

     Financial Statement and Schedules

          Financial Statements. The following Financial Statements of the Company and the Report of Independent Auditors are included at pages F-2 through F-8 of this Registration Statement.

Independent Auditor's Report                                F-2

EBS Pension, L.L.C.
Balance Sheet at December 31, 1997,
and September 30, 1998 (unaudited)                          F-3

EBS Pension, L.L.C.
Statement of Income for the periods ended
December 31, 1997, and September 30, 1998 (unaudited)       F-4

EBS Pension, L.L.C.
Statement of Changes in Members' Equity for the
period ended September 30, 1998 (unaudited)                 F-5

EBS Pension, L.L.C.
Statement of Cash Flows for the periods ended
December 31, 1997 and September 30, 1998 (unaudited)        F-6

EBS Pension, L.L.C.
Notes to Financial Statements                               F-7

     Exhibits
     --------

Exhibit
Number    Item
------    ----
2.1*      Amended Joint Plan of Reorganization of Edison Brothers Stores, Inc.

3.1*      EBS Pension, L.L.C. Certificate of Formation

3.2*      EBS Pension, L.L.C. Membership Agreement

23.1*     Consent of Independent Public Accountants

27.1      Financial Data Schedule

     * Incorporated by reference to the Company's Form 10 originally filed with the Securities and Exchange Commission on July 29, 1998 (SEC File No.000-24713).

                                  SIGNATURES

          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Minneapolis, Minnesota, on December 4, 1998.



                                 EBS PENSION, L.L.C.
                                 (Registrant)

                                 By:  NORWEST BANK MINNESOTA, N.A., in its
                                      capacity as Manager of EBS Pension, L.L.C.



                                 By:  /s/ LON P. LECLAIR
                                      ------------------------------------
                                      Lon P. LeClair
                                      Vice President

                         Index to Financial Statements

Independent Auditors' Report......................................................................   F-2

EBS Pension, L.L.C. Balance Sheet at December 31, 1997 and September 30, 1998 (unaudited).........   F-3

EBS Pension, L.L.C. Statement of Income for the periods ended December 31, 1997
    and September 30, 1998 (unaudited)............................................................   F-4

EBS Pension, L.L.C. Statement of Changes in Members' Equity for the period ended
    September 30, 1998 (unaudited)................................................................   F-5

EBS Pension, L.L.C. Statement of Cash Flows for the periods ended December 31, 1997
    and September 30, 1998 (unaudited)............................................................   F-6

EBS Pension, L.L.C. Notes to Financial Statements.................................................   F-7

                          Independent Auditors' Report


                       Rubin, Brown, Gornstein & Co., LLP
                           230 South Bemiston Avenue
                              St. Louis, MO  63105



   Members
   EBS Pension, L.L.C.
   St. Louis, Missouri


   We have audited the accompanying balance sheet of EBS Pension, L.L.C., a Delaware limited liability company, as of December 31, 1997 and the related statements of operations, changes in members' equity and cash flows for the period beginning September 25, 1997 and ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

   We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of EBS Pension, L.L.C. as of December 31, 1997, and the results of its operations and its cash flows for the period beginning September 25, 1997 and ended December 31, 1997, in conformity with generally accepted accounting principles.


                                          /s/ RUBIN, BROWN, GORNSTEIN & CO., LLP
                                          --------------------
                                          Rubin, Brown, Gornstein & Co., LLP


   July 1, 1998

EBS PENSION, L.L.C.
Balance Sheet
September 30, 1998 and December 31, 1997
----------------------------------------

                                                   September 30,
                                                        1998       December 31,
                                                    (unaudited)        1997
                                                   -------------   ------------
Assets:
Cash
      Available for general operations                $  334,726    $         -
      Available for future holders of Class B                                 -
      Membership Units                                 2,304,974
      Available for anticipated cost of legal                                 -
      indemnification of officers                      1,538,480
Interest and distribution receivable                      15,935              -
Due from Edison Brothers Stores, Inc.                          -     43,985,315
                                                      ----------    -----------
    Total assets                                      $4,194,115    $43,985,315
                                                      ==========    ===========
Liabilities:
Accrued expenses                                      $  162,421    $    51,910
                                                      ----------    -----------
    Total liabilities                                    162,421         51,910
                                                      ----------    -----------
Members' equity:
   Membership Units (Class A - 10,000,000
    authorized, 9,466,938 and  9,058,041 issued
    and outstanding at September 30, 1998 and
    December 31, 1997, respectively; Class B -
    533,062 and 941,959 authorized, issued and
    outstanding at September 30, 1998 and
    December 31, 1997, respectively)
Paid-in capital                                        4,008,222     43,985,315
Retained earnings                                         23,472        (51,910)
                                                      ----------    -----------
        Total members' equity                          4,031,694     43,933,405
                                                      ----------    -----------
    Total liabilities and members' equity             $4,194,115    $43,985,315
                                                      ==========    ===========

  The accompanying notes are an integral part of these financial statements.

EBS PENSION, L.L.C.
Statement of Income
For the Periods Ended September 30, 1998 and December 31, 1997
--------------------------------------------------------------

                                  Nine months
                                     ended
                              September 30, 1998       Period ended
                                  (unaudited)        December 31, 1997
                              ------------------     -----------------
Income:                            $278,275            $      -
General and administrative
expenses:                           202,893              51,910
                                   --------            --------
   Net income (loss)               $ 75,382            $(51,910)
                                   ========            ========

  The accompanying notes are an integral part of these financial statements.

EBS PENSION, L.L.C.
Statement of Changes in Members' Equity
For the Period Ended September 30, 1998
--------------------------------------------------------------------------------

                                          Class A      Class B
                                         Membership   Membership      Paid In      Retained
                                           Units        Units         Capital      Earnings      Total
                                         ----------   ----------   ------------    --------   ------------
Balance, December 31, 1997                9,058,041      941,959   $ 43,985,315    $(51,910)  $ 43,933,405

Year-to-date capital distribution
 (unaudited)                                      -            -    (39,977,521)          -    (39,977,521)

Year-to-date units transferred
 (unaudited)                                409,176     (409,176)             -           -              -

Units and proceeds returned from June          (279)         279            428           -            428
 distribution (unaudited)

Year-to-date Income (unaudited)                   -            -              -      75,382         75,382
                                          ---------     --------   ------------    --------   ------------
Balance, September 30, 1998
 (unaudited)                              9,466,938      533,062   $  4,008,222    $ 23,472   $  4,031,694
                                          =========     ========   ============    ========   ============

  The accompanying notes are an integral part of these financial statements.

EBS PENSION, L.L.C.
Statement of Cash Flows
For the Periods Ended September 30, 1998 and December 31, 1997
--------------------------------------------------------------------------------

                                                   Nine months ended
                                                  September 30, 1998     Period Ended
                                                      (unaudited)      December 31, 1997
                                                  ------------------   -----------------
Cash flows from operating activities:
  Net income (loss)                                  $     75,382         $   (51,910)
  Reconciliation of net income (loss) to cash
    flows provided by operating activities:
  Decrease in due from Edison Brothers, Inc.           43,985,315               -
  Increase in interest and distribution                                         -
  receivable                                              (15,935)

  Increase in liabilities                                 110,511              51,910
                                                     ------------         -----------
   Cash flows provided by operating activities         44,155,273               -
                                                     ------------         -----------
Cash flows from financing activities:                                           -
  Return of distribution proceeds                             428
  Capital distribution                                (39,977,521)              -
                                                     ------------         -----------
       Cash flows used in financing activities        (39,977,093)              -

Net increase in cash                                    4,178,180

Cash at beginning of period                                -                    -
                                                     ------------         -----------
Cash at end of period                                $  4,178,180         $     -
                                                     ============         ===========
Supplemental disclosure of noncash financing
activities:
Contribution of net cash pension proceeds (Due
  from Edison Brothers Stores, Inc.)

                                                     $     -              $43,985,315
                                                     ============         ===========

  The accompanying notes are an integral part of these financial statements.

EBS PENSION, L.L.C.
Notes to Financial Statements (Unaudited)
September 30, 1998 and December 31, 1997
--------------------------------------------------------------------------------


1. Description of business

   EBS Pension, L.L.C. (the "Company") is governed by a Members Agreement, dated as of September 25, 1997 (the "Members Agreement"). Pursuant to the Members Agreement, the Company is organized for the exclusive purposes of (a) receiving and administering the cash proceeds (the "Pension Plan Proceeds") to be received by Edison Brothers Stores, Inc. ("Edison") and its affiliated debtors in possession (collectively with Edison, the "Debtors") as a result of the termination of the Edison Brothers Stores, Inc. Pension Plan (the "Pension Plan"), net of (i) the Pension Plan assets transferred to a qualified replacement pension plans, (ii) all costs, fees and expenses relating to termination of the Pension Plan and establishment of the replacement Plan, and (iii) all applicable taxes incurred or for which a reserve is established in connection with termination of the Pension Plan, and (b) distributing such assets to holders of Class A Membership Units (the "Members") in accordance with the Members Agreement.

2. Summary of significant accounting policies

   This summary of significant accounting policies is presented to assist in evaluating the Company's financial statements included in this report. These principles conform to generally accepted accounting principles. The preparation of financial statements in conformity with generally accepted accounting principles requires that management make estimates and assumptions which impact the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   Basis of presentation
   These financial statements include the accounts of the Company for the periods from September 25, 1997 (date of inception) through December 31, 1997 and January 1, 1998 through September 30, 1998.

   The accompanying unaudited financial statements as of and for the nine months ended September 30, 1998 include all adjustments necessary for a fair presentation of the results for such interim period. These adjustments are of a normal recurring nature.

   Cash and cash equivalents

   Cash consists of amounts held in an account in the Company's name at a highly-rated financial institution, along with U.S. Treasury Securities purchased and held in the Company's name.

   Accrued expenses
   Accrued expenses include amounts for legal, tax, accounting, manager and transfer agent fees. Amounts are payable within one year.

   Interest

   Interest income is determined on the accrual basis. Interest receivable includes amounts due to be received within one year.

   Expenses
   All expenses of the Company are recorded on the accrual basis of accounting.

   Income Taxes
   The Company is not subject to taxes. Instead, the Members report their distributive share of the Company's profits and losses on their respective income tax returns.

  3. Members' equity

     On September 25, 1997, Edison transferred the right to receive net cash proceeds from the termination of the Pension Plan in exchange for 10,000,000 Class B Membership Units of the Company, which represented all of the outstanding Membership Units of the Company. The net cash proceeds amounted to $43.9 million at December 31, 1997 and were due from Edison at that date. An additional amount of $5.7 million is being held by Edison for certain tax liabilities of Edison. Some portion of this amount may ultimately be distributed by Edison to the Company, however the amount of such distribution (if any) cannot be determined at this time.

     On December 12, 1997, in accordance with the Members Agreement and the Plan of Reorganization, Edison exchanged 9,058,041 Class B Membership Units for 9,058,041 Class A Membership Units of the Company and simultaneously distributed such Class A Membership Units to holders of Allowed General Unsecured Claims.

     In January 1998, Edison paid $43.9 million to the Company related to the settlement of the Company's receivable recorded at December 31, 1997. Of this amount, $39.4 million was distributed to Class A Members in February 1998. Of the remaining amount, $2.7 million is being held back for future holders of Class B Membership Units, $1.5 million is held back for the anticipated cost of legal indemnification of the officers of Edison, and $0.3 million is held back for other anticipated expenses expected to be incurred by the Company.

     During February 1998, Edison exchanged an additional 280,560 Class B Membership Units for 280,560 Class A Membership Units of the Company and simultaneously distributed such units to holders of Allowed General Unsecured Claims. All outstanding Class B Membership Units will eventually be exchanged and an equivalent number of Class A Membership Units distributed to the holders of Allowed General Unsecured Claims as required by the Members Agreement and the Plan of Reorganization.

     (The information below has not been subjected to an audit.)

     During June 1998, Edison exchanged an additional 128,616 Class B Membership Units for 128,616 Class A Membership Units of the Company and simultaneously distributed such units to holders of Allowed General Unsecured Claims. During June 1998, the Company distributed $0.6 million of reserved amounts to the holders of the Class A Membership Units that were distributed in June 1998.

  4. Subsequent events (unaudited)

     Transfer of Membership Units

     During November 1998, Edison exchanged an additional 87,436 Class B Membership Units for 87,436 Class A Membership Units of the Company and simultaneously distributed such Class A Membership Units to holders of Allowed General Unsecured Claims that had not previously received Class A Membership Units.

     Return of Membership Units

     As of December 4, 1998, certain Class A Membership Unit holders returned 279 Class A Membership Units to Edison as such Membership Units had been distributed in error. The distribution proceeds relating to these returned Membership Units are included in paid in capital at September 30, 1998 and will be made available for future distributions to holders of Class A Membership Units. At September 30, 1998, Edison held 533,062 Class B Membership Units.